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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             SCHEDULE 13D-Amendment

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         Cooper & Chyan Technology, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   216624 10 6
                                   -----------
                                 (CUSIP Number)

                                Paul Lippe, Esq.
                                 Synopsys, Inc.
           700 East Middlefield Road, Mountain View, California 94043
                                 (415) 962-5000
           -----------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 8, 1997
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alterdisclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). This is an
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amendment to the Company's filing on Schedule 13D filed with the Commission on
May 6, 1996. The following material supplements and amends that original filing.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Synopsys, Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /  (b) / /  (See Instructions)

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (See Instructions)

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS     2(d) OR 2(e)      / /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
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                                    7. SOLE VOTING POWER

                                         798,625.06
                                    -------------------------------------------
  NUMBER OF SHARES BENEFICIALLY     8.   SHARED VOTING POWER
 OWNED BY EACH REPORTING PERSON
              WITH
                                    -------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER

                                         798,625.06
                                    -------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER


                                    -------------------------------------------
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         798,625.06
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)         / /
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.90%
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14.      TYPE OF REPORTING PERSON (See Instructions)

         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.


ITEM 2.  IDENTITY AND BACKGROUND.

         The name, business address, present principal occupation (and the name and address of any corporation or other organization in which such employment is conducted) and citizenship of each member of the Board of Directors and executive officer of Synopsys is as follows:

*        Director of Synopsys.
**       Director and executive officer of Synopsys.
***      Executive officer of Synopsys.

                                    PRESENT PRINCIPAL OCCUPATION OR
NAME                                EMPLOYMENT AND BUSINESS ADDRESS
-------------------------------------------------------------------------------

Harvey C. Jones, Jr.*      Chairman of the Board of Synopsys.

Aart J. de Geus**          President and Chief Executive Officer, Acting Chief
                           Financial Officer and Treasurer.

Chi-Foon Chan***           Executive Vice President, Office of the President.

William W. Lattin**        Executive Vice President, Dr. Lattin's business
                           address is 19500 N.W. Gibbs Drive, Beaverton, Oregon
                           97006.

Deborah Coleman*           Chairman and Chief Executive Officer of Merix
                           Corporation, a manufacturer of printed circuit boards. Ms. Coleman's business address is 1521 Poplar
                           Lane, Forest Grove, Oregon 97116.

A. Richard Newton*         Professor of Electrical Engineering and Computer
                           Science at the University of California at Berkeley and Venture Partner with the Mayfield Fund, a venture capital partnership. Dr. Newton's business address is Electronics Research Laboratory, Room 512 Cory Hall
                           #1774, Berkeley, California 94720-1774

Steven C. Walske*          President and Chief Executive Officer and a director
                           of Parametric Technology Corporation, a supplier of software products for mechanical computer-aided engineering. Mr. Walske's business address is 128
                           Technology Drive, Waltham, Massachusetts 02154.

David C. Bullis***         Senior Vice President, Verification Systems Group.

Sally A. DeStefano***      Senior Vice President, Human Resources and
                           Facilities.

Alain J.P. Labat***        Senior Vice President, Sales and Marketing.

Paul Lippe***              Senior Vice President, Business Development and
                           Legal,
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                           Secretary.

Except as otherwise indicated above, each of the persons named above has his or her business address at 700 East Middlefield Road, Mountain View, California 94043-4033.

Each of the persons named above is a citizen of the United States of America except for Dr. de Geus, who is a citizen of the Netherlands, Mr. Labat, who is a citizen of the Republic of France, and Dr. Newton, who is a citizen of Australia.

         The Statement of Schedule 13D originally filed with the Securities and Exchange Commission on May 6, 1996, by Synopsys, Inc., a Delaware corporation, as amended by Amendment No. 1 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share ("Common Shares"), of Cooper & Chyan Technology, Inc., a Delaware corporation (the "Issuer"), is hereby amended and supplemented as set forth below. Terms not defined herein have the meanings assigned thereto in the Schedule 13D.

         This Amendment is the final amendment to the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         To consummate a merger with Cadence Design Systems, Inc. ("Cadence"), Issuer caused to be converted all of Synopsys' Common Shares into shares of Common Stock of Cadence (the "Cadence Shares"). The conversion resulted in Synopsys having a beneficial interest of less than five percent of the Cadence Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         "(a), (b) and (c) On May 8, 1997, the Issuer merged with and into a wholly-owned merger subsidiary of Cadence, 555 River Oaks Parkway, San Jose, CA 95134. Issuer and Cadence effected the merger by converting each share of the Common Shares into eighty-five hundredths (0.85) of a share of Common Stock of Cadence, par value $0.01 per share.

         As a result of this merger and conversion of Synopsys' Common Shares to Cadence Shares, Synopsys beneficially owns 798,625.06 Cadence Shares, constituting 0.90% (less than 1%) of the outstanding Cadence Shares. Synopsys has sole voting and dispositive power with respect to the 798,625.06 Cadence shares owned by it. To Synopsys' knowledge, none of the persons named in Item 2 above owns any Cadence Shares."

         (d) Not applicable.

         (e) Synopsys ceased to be a beneficial owner of more than five percent of Cadence Shares on May 8, 1997, as a result of the merger and conversion."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         For exhibits pertaining to the original purchase of the Common Shares, see Exhibits 1 & 2 in the original 13D electronic filing. These exhibits, incorporated by reference, are copies of the Stock Purchase and the Investor Rights Agreements.

         There are no new exhibits relating to the sale of the Common Stock.

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1997                           SYNOPSYS, INC.

                                              By: /s/  Paul Lippe
                                              ---------------------------------
                                              Secretary